FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	Press Release dated July 23, 2007, titled “CN announces new, larger share repurchase program, declares third-quarter 2007 dividend”.

Item 1

North America's Railroad

NEWS RELEASE

CN announces new, larger share repurchase
program, declares third-quarter 2007 dividend

MONTREAL, July 23, 2007— CN announced today that its Board of Directors has authorized a normal course issuer bid to purchase for cancellation up to 33 million, or 6.6 per cent, of the common shares outstanding of the Company not held by its insiders on July 11, 2007. Approximately 502 million CN common shares were issued and outstanding on that date.

The price CN will pay for any common shares will be the market price at the time of acquisition, plus brokerage fees, or such other price as may be permitted by the Toronto Stock Exchange.

The new repurchase program – starting July 26, 2007, and ending no later than July 25, 2008 – will be conducted through the facilities of the Toronto and New York stock exchanges and will conform to their regulations. The Toronto Stock Exchange (TSX) rules permit CN to purchase daily, through TSX facilities, a maximum of approximately 340,800 common shares under the Company’s repurchase program. Additionally, purchases under the normal course issuer bid will be made by means of open market transactions or such other means as may be permitted by the Toronto Stock Exchange.

The new share buy-back follows the recent completion of CN’s common share repurchase program announced in July 2006, under which it repurchased 28 million common shares at a weighted average price of C$51.88.

Claude Mongeau, executive vice-president and chief financial officer, said: “CN’s policy is to return excess cash to its shareholders through ongoing increases in dividends and share repurchase programs.

“Based on the strength of our financial performance and expectations of significant future free cash flows, we are increasing the size of our share repurchase program from the one just completed. With strong cash flow and coverage ratios, we will continue to reward our shareholders while maintaining a solid financial position.”

CN also announced today that its Board of Directors has approved a third-quarter 2007 dividend on the Company’s common shares outstanding. A quarterly dividend of twenty-one cents (C$0.21) per common share will be paid on Sept. 28, 2007, to shareholders of record at the close of business on Sept. 7, 2007.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the company’s website at www.cn.ca.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties, including the assumption that, while CN expects there may be continued weakness in certain segments of the North American economy in the near term, positive economic conditions in North America and globally will continue, and that its results could differ materially from those expressed or implied in such statements. Important factors that could cause such differences include, but are not limited to, industry competition, legislative and/or regulatory developments, compliance with environmental laws and regulations, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, the effects of adverse general economic and business conditions, inflation, currency fluctuations, changes in fuel prices, labour disruptions, environmental claims, investigations or proceedings, other types of claims and litigation, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, its Annual Information Form filed with the Canadian securities regulators, its 2006 Annual Consolidated Financial Statements and Notes thereto and Management’s Discussion and Analysis (MD&A), as well as its 2007 quarterly consolidated financial statements and MD&A, for a summary of major risks.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
Director, Communications, Media & Eastern Region	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	July 24, 2007	By:	/s/ Cristina Circelli

			Name:	Cristina Circelli
			Title:	Deputy Corporate Secretary and General Counsel